Exhibit 77(i)

Terms or New or Amended Securities

At the March 3, 2011 Board Meeting, the Board of Trustees of ING Variable Products Trust (“IVPT”) approved the renewal of the 12b-1 Plan fee waiver letter agreements under which ING Investments Distributor, LLC (“IID”) waives a portion of its fees with respect to certain share classes of series of IVPT. The 12b-1 Plan fee waiver letter agreements provide that IID will waive an amount equal to 0.10% per annum on the average daily net assets attributable to Service 2 Class shares and 0.05% per annum on the average daily net assets attributable to Service Class shares of ING Mid Cap Opportunities Portfolio and ING International Value Portfolio. The 12b-1 Plan fee waiver letter agreements were renewed for an additional one-year period through May 1, 2012.